                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              Lawson Software Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  520780 10 7
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                                 (CUSIP Number)


                              Bruce B. McPheeters
                             380 Saint Peter Street
                         St. Paul, Minnesota 55102-1302
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 6, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 520780 10 7             13D                        PAGE  2 OF 7  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Cerullo Family Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    20,111,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    20,111,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,111,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

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CUSIP NO. 520780 10 7             13D                        PAGE  3 OF 7  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    John J. Cerullo and Geraldine F. Cerullo
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    20,111,500 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    20,111,500 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,111,500 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------


(1)  Includes 20,111,500 shares held by the Cerullo Family Limited
     Partnership over which the Reporting Persons share voting and dispositive power.
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CUSIP NO. 520780 10 7             13D                        PAGE  4 OF 7  PAGES
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ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock of Lawson Software, Inc. (the "Issuer"). The Issuer is a Delaware corporation with a principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: This statement is filed on behalf of John J. Cerullo and Geraldine F. Cerullo (the "Reporting Persons) who own the shares through the Cerullo Family Limited Partnership.

(b) Residence or Business Address: Care of Lawson Software, 380 Saint Peter Street, St. Paul MN 55102-1302

(c)  Present Principal Occupation: The Reporting Persons are retired.

(d) Convictions in the last 5 years: The Reporting Persons have not been convicted in a criminal proceeding.

(e) Securities law violations in the last 5 years: The Reporting Persons have not been a party to a civil proceeding as a result of which he has been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: The Reporting Persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used for the acquisition of the shares of the Issuer were the personal investment funds of Reporting Persons and no sums were borrowed from any source to make these acquisitions.

ITEM 4. PURPOSE OF TRANSACTION.

These shares were held by the Reporting Persons as a result of the Lawson Software, Inc. initial public offering which occurred on December 6, 2000. The shares will be held by the Reporting Persons for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate number of shares: 20,111,500 shares of Common Stock, $.01 par value Percentage: 22.1%.

(b) Number of shares with sole voting and disposition power: 20,111,500 shares of Common Stock, $.01 par value.

(c)  Transactions effected since within the last 60 days: None.

(d)  N/A

(e)  N/A


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CUSIP NO. 520780 10 7             13D                        PAGE  5 OF 7  PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

Not Applicable


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Joint Filing Agreement




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated:



                                        /s/ JOHN J. CERULLO
                                       -----------------------------------------
                                       John J. Cerullo, Individually


                                        /s/ GERALDINE F. CERULLO
                                       -----------------------------------------
                                       Geraldine F. Cerullo, Individually


                                       CERULLO FAMILY LIMITED PARTNERSHIP

                                       By:  /s/ JOHN J. CERULLO
                                           -------------------------------------
                                           John J. Cerullo, General Partner


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CUSIP NO. 520780 10 7             13D                        PAGE  6 OF 7  PAGES
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                                  EXHIBIT INDEX

Exhibit Number                          Description of Exhibit
--------------                          ----------------------
     1                                  Joint Filing Agreement
